FORM 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

- **Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended December 31, 2003

Commission file number 33-32783

A. **Full title of the plan and the address of the plan, if different from that of the Issuer named below:**

Irwin Financial Corporation Employees' Savings Plan
500 Washington Street
Columbus, Indiana 47201

B. **Name is issuer of the securities held pursuant to the plan and the address of its Principal executive office:**

Irwin Financial Corporation
500 Washington Street
Columbus, Indiana 47201

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Irwin Financial Corporation Employees' Savings Plan

Date: 6/25/04 By: /s/ Theresa L. Hall

Theresa L. Hall, Vice President
Irwin Financial Corporation
Irwin Union Bank and Trust Company,
Trustee

Irwin Financial Corporation
Employees' Savings Plan
Financial Statements and Report
December 31, 2003 and 2002

Irwin Financial Corporation Employees' Savings Plan
Index
December 31, 2003 and 2002

Note: Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Irwin Financial Corporation Employees' Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Irwin Financial Corporation Employees' Savings Plan (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Chicago, Illinois
June 25, 2004

Irwin Financial Corporation Employees' Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2003 and 2002

	2003	2002
Assets		
Investments, at fair value	$ 33,800,038	$ 21,626,398
Employer contributions receivable	95,758	113,145
Cash	195	-
Total assets	33,895,991	21,739,543
Liabilities		
Fee payable	-	427
Net assets available for benefits	$ 33,895,991	$ 21,739,116

The accompanying notes are an integral part of these financial statements.

Irwin Financial Corporation Employees' Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2003

Investment income	
Net appreciation in the fair value of investments	$ 7,303,481
Interest and dividends	422,806
Total investment income	7,726,287
Contributions	
Employer	1,367,111
Employee	4,593,817
Total contributions	5,960,928
Deductions	
Benefits paid to participants	(1,527,675)
Administrative expenses	(2,665)
Total deductions	(1,530,340)
Increase in net assets available for benefits	12,156,875
Net assets available for benefits	
Beginning of year	21,739,116
End of year	$ 33,895,991

The accompanying notes are an integral part of these financial statements.

1. Plan Description

The following description of the Irwin Financial Corporation Employees' Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a contributory defined contribution plan covering all employees of Irwin Financial Corporation (the "Company" or the "Employer"), Irwin Home Equity Corporation, Irwin Union Bank and Trust Company, Irwin Business Finance, Irwin Union Bank, F.S.B., Irwin Ventures, LLC and Irwin Franchise Capital Corporation, who have elected to participate. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Contributions

Participants may contribute between 1% and 100% of their compensation, as defined in the Plan document. The Company contributed and allocated a matching contribution equal to 60% of the participant's contribution up to 5% of the participant's earnings for the years ended December 31, 2003 and 2002, which is allocated according to the elections made by the participants.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of the Company's contributions and Plan earnings, and charged with an allocation of administrative expenses. Allocations of earnings and expenses are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's contributions and earnings thereon is based on years of continuous service as follows:

Continuous Years of Service	Percent Vested
Less than 1	0 %
Greater than 1 but less than 2	20 %
Greater than 2 but less than 3	40 %
Greater than 3 but less than 4	60 %
Greater than 4 but less than 5	80 %
5 or more	100 %

Forfeited Accounts
Upon complete withdrawal by a participant, the nonvested portion of the employer's contribution will be forfeited and applied to reduce the employer's future contributions. For the year ended December 31, 2003, forfeitures resulting from withdrawn participants utilized to reduce employer contributions were $153,386.

Investment Options
Each participant elects to invest his/her contributions in one or more of the investment funds offered under the Plan, including a fund comprised of Company stock. Such elections may be changed on a daily basis.

Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or one-half of the participant's vested amount. Interest is charged at the prime rate in effect on the date the loan application is processed by the trustee. Loan terms range from 0 to 5 years or up to 15 years for the purchase of a primary residence. Principal and interest payments will be made by means of payroll withholding according to the terms of the loan.

Benefit Payments
Benefits are payable to employees upon termination of employment, normal retirement, total disability, death, or for financial hardship as defined by the Internal Revenue Service.

Benefits are payable in a lump sum distribution of cash or in installments based on the participant's election in accordance with the Plan. Participant balances less than $5,000 will be distributed in a lump sum distribution of cash.

Administrative Expenses
Certain administrative expenses are paid by the Company.

2. Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation
The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The stock of the Company is valued at its quoted market price. Participant loans receivable are valued at estimated fair value consisting of unpaid principal plus accrued interest.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan presents in the statement of changes in net assets available for benefits, the net appreciation/depreciation in the fair value of its investments, which consists of the realized gains or losses and the net unrealized appreciation/depreciation on those investments.

Risks and Uncertainties
The Plan's investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Benefit Payments
Benefits are recorded when paid.

3. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan is terminated, the rights of all plan members shall be nonforfeitable to the full value of their accounts and plan assets would be distributed in accordance with the Plan document.

4. Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated January 12, 2004, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code and is exempt from federal income taxes. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Nondiscrimination testing performed for the plan year ended December 31, 2003, revealed that the Plan failed the Average Deferral Percentage test. Both the Plan document and the Internal Revenue Code provide alternatives for remediation of the testing failure. Remediation is not expected to have a material impact on the net assets available for plan benefits and is expected to be accomplished prior to December 31, 2004, in accordance with timeframes allowable by both the Plan document and the Internal Revenue Code, to ensure that the failure does not adversely affect the plan's tax status.

5. Investments

Investments, at fair value, at December 31, 2003 and 2002, consist of the following:

	2003		2002	
Mutual funds				
Putnam Lord Abbett MidCap Value Fund	$ 877,905		$ 83,020	
Putnam Royce Opportunity Fund	831,856		70,844	
Putnam Stable Value Fund	1,306,892		419,384	
Putnam Fund for Growth and Income	3,414,817	*	2,916,406	*
Putnam Income Fund	1,932,124	*	1,795,336	*
Putnam Vista Fund	1,421,889		965,041	
Putnam Voyager Fund	2,638,545	*	2,170,270	*
Putnam OTC and Emerging Growth Fund	1,260,052		760,079	
Putnam New Opportunities Fund	1,960,443	*	1,330,886	*
Putnam International Equity Fund	2,401,556	*	1,948,776	*
Putnam Money Market Fund	2,928,564	*	2,658,498	*
Putnam Asset Allocation Growth Portfolio	898,853		491,702	
Putnam Asset Allocation Balanced Portfolio	765,181		499,847	
Putnam Asset Allocation Conservative Portfolio	480,961		258,324	
Putnam S&P 500 Index Fund	3,100,631	*	1,193,615	*
Putnam High Yield Advantage Fund	441,206		202,684	
	26,661,475		17,764,712	
Common stock				
Irwin Financial Corporation Stock Fund	6,589,393	*	3,416,489	*
Loans				
Participant loans receivable	549,170		445,197	
Total investments	$ 33,800,038		$ 21,626,398	

* Investment represents 5% or more of the Plan's net assets.

During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $7,303,481, as follows:

Mutual funds	$ 4,115,285
Common stock	3,188,196
	$ 7,303,481

6. Reconciliation of the Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits at December 31, 2003 and 2002 per the financial statements to the Form 5500:

	2003	2002
Net assets available for benefits per the financial statements	$ 33,895,991	$ 21,739,116
Fees payable	-	427
Net assets available for benefits per the Form 5500	$ 33,895,991	$ 21,739,543

7. Party-in-Interest Transactions

Transactions involving participant loans, the Irwin Financial Corporation Stock Fund and the funds administered by Putnam Fiduciary Trust Company, the trustee of the Plan, are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29CFR 408(b) of the ERISA regulations.

Irwin Financial Corporation Employees' Savings Plan
Schedule of Assets (Held at End of Year)
December 31, 2003 Schedule I

(a)	(b) Identity of Issue, Lessor or Similar Party	(c) Principal Amount or Number of Shares/Units	(d) Cost**	(e) Current Value
	Putnam Mutual Funds			
*	Putnam Lord Abbett MidCap Value Fund	46,623		$ 877,905
*	Putnam Royce Opportunity Fund	69,034		831,856
*	Putnam Stable Value Fund	1,306,892		1,306,892
*	Putnam Fund for Growth and Income	192,928		3,414,817
*	Putnam Income Fund	286,665		1,932,124
*	Putnam Vista Fund	177,959		1,421,889
*	Putnam Voyager Fund	166,470		2,638,545
*	Putnam OTC and Emerging Growth Fund	185,030		1,260,052
*	Putnam New Opportunities Fund	51,974		1,960,443
*	Putnam International Equity Fund	116,242		2,401,556
*	Putnam Money Market Fund	2,928,564		2,928,564
*	Putnam Asset Allocation Growth Portfolio	89,438		898,853
*	Putnam Asset Allocation Balanced Portfolio	77,526		765,181
*	Putnam Asset Allocation Conservative Portfolio	54,407		480,961
*	Putnam S&P 500 Index Fund	111,614		3,100,631
*	Putnam High Yield Advantage Fund	73,657		441,206
				26,661,475
	Irwin Financial Corporation Stock Fund			
*	Irwin Financial Corporation common stock	209,853		6,589,393
	Loan Fund			
*	Participant loans, interest rates ranging from 4.00% to 4.25%, with varied maturities from 2004 to 2019			549,170
				$ 33,800,038

* Denotes party-in-interest.
** Cost information is not required for participant-directed investments.